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                             August 3, 2020

       Scott Asbjornson
       Chief Financial Officer
       AAON, Inc.
       2425 South Yukon Ave.
       Tulsa, OK 74107

                                                        Re: AAON, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            Response dated July
27, 2020
                                                            File No. 000-18953

       Dear Mr. Asbjornson:

              We have reviewed your July 27, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Audited Financial Statements
       3. Summary of Significant Accounting Policies
       Revenue Recognition, page 41

   1. We note your response to prior comment two. Please revise your future filings to clearly explain, as you do in
your response letter, the types of performance obligations that are contained within your
contracts with end users. Please also revise your disclosures to clarify that you are
principal with respect to HVAC units. Refer to ASC 606-10-50-12 and 50-17.
   2. You indicate in your response to prior comment two that Third Party Products are not detailed out or perhaps
not even provided to the Company by the Representative. As
                                                        such, please
supplementally clarify for us what your performance obligations are, if any,
 Scott Asbjornson
AAON, Inc.
August 3, 2020
Page 2
         related to Third Party Products. Please explain to us what the Representative's fee represents and tell us what costs are netted against revenues with respect to Third Party
         Products. It may be helpful to provide us with an example to demonstrate how you account for the different components that are billed to customers.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions.



FirstName LastNameScott Asbjornson                             Sincerely,
Comapany NameAAON, Inc.
                                                               Division of
Corporation Finance
August 3, 2020 Page 2                                          Office of
Technology
FirstName LastName